

DIVISION OF
CORPORATION FINANCE

February 24, 2009

Room 7010

Steven G. Stewart
Chief Financial and Accounting Officer
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, Utah 84095

> Re: **Headwaters Incorporated**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **File No. 001-32459**
> **Definitive Proxy Statement**
> **Filed January 14, 2009**
> **File No. 001-32459**

Dear Mr. Stewart:

We have reviewed your responses dated February 6, and February 10, 2009, and have the following comments.

Form 10-K for the year ended September 30, 2008

Management's Discussion and Analysis, page 33

1. We note your response to prior comment 2, which indicates you will expand MD&A disclosures in future filings to address our comment. The results of operations section on pages 22 and 23 of your Form 10-Q for the quarter ended December 31, 2008, briefly addresses the slowdown in the residential construction industry. However, we are unable to locate where you have addressed the rest of our comment and the points you indicated you would disclose in future filings. In this regard, your disclosure still does not provide an investor with sufficient information to understand the specific impact of recent economic events, detailed information on your customers, products, order levels, trends or expectations of management nor does it quantify the material effects of known trends and uncertainties surrounding the economic slowdown.

<u>Valuation of Long-Lived Assets, including Intangible Assets and Goodwill, page 37</u>

2. Please include your proposed expanded disclosure on the valuation of long-lived assets in your next periodic report, the Form 10-Q for the quarter ended March 31, 2009. Investors would benefit from receiving this useful information prior to the Form 10-K for September 30, 2009. Also, since additional impairment testing of goodwill, intangible assets, and property, plant and equipment is being performed, updated disclosure of the underlying assumptions will be appropriate.

<u>Note 6. Long-term Debt, page 11</u>

3. With regard to the December 2008 agreement with certain note holders which resulted in an extinguishment of debt and the recognition of a $17 million gain, tell us specifically how you determined that the 16% convertible notes and the 2.875% convertible notes were substantially different and that a gain was appropriate as a result of this transaction. Supplementally provide us with your EITF 96-19 analysis.

Definitive Proxy Statement filed January 14, 2009

<u>Executive Compensation, page 14</u>
<u>Compensation Discussion and Analysis, page 14</u>
<u>Compensation Objectives, page 14</u>

4. We note your response in your letter dated February 10, 2009, to comment 1 in our letter dated February 2, 2009. In your response, you describe several compensation practices that appear to constitute benchmarking, based on the description of benchmarking in Question 118.05 in the Staff's Regulation S-K Compliance & Disclosure Interpretations, which are available on our website. For example, on page 3 of your response you state that your compensation committee "uses . . . survey data to calibrate base pay rates of the executives" and on page 5 you state that "[m]anagement, in consultation with the Compensation Committee, calculates the bonuses necessary for each participant to achieve the 50th, 75th and 90th percentiles of market total cash compensation." In view of the foregoing, please confirm that you will address benchmarking in future filings, in accordance with the requirements of Item 402(b) of Regulation S-K or, if you continue to believe that you do not engage in benchmarking, please provide us with an expanded analysis of the basis for your belief, being sure to address directly the examples discussed in this comment.

Short-Term Compensation, page 18

5. We note your response in your letter dated February 10, 2009, to comment 2 in our letter dated February 2, 2009. In future filings containing information about your short-term compensation practices, please include the types of clarifying disclosures contained in your response to comment two, revised as necessary to fit the then applicable facts and circumstances.

Annual Bonus, page 18

6. We note your responses in your letter dated February 10, 2009, to comments 4 and 5 in our letter dated February 2, 2009. In future filings containing information about your incentive compensation practices, please include the types of clarifying disclosures contained in your responses to comments four and five, revised as necessary to fit the then applicable circumstances.

7. We note your response in your letter dated February 10, 2009, to comment 6 in our letter dated February 2, 2009. You have provided us with brief descriptions of the types of individual goals, but you have not provided us with the goals themselves. As previously requested, please tell us what the individual goals were for each named executive officer who had individual goals. To the extent the goals can be quantified, please provide quantitative disclosure.

Long-Term Incentive Compensation, page 20

8. We note your responses in your letter dated February 10, 2009, to comments 8 and 9 in our letter dated February 2, 2009. In future filings containing information about your long-term incentive compensation practices, please include the types of clarifying disclosures contained in your responses to comments eight and nine, revised as necessary to fit the then applicable circumstances.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Dietrich King, Attorney, at (202) 551- 3338 or Pamela Long, Assistant Director at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief